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                              PRUDENTIAL MUNICIPAL
                                  SERIES FUND
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                  (Massachusetts Series, North Carolina Series
                                and Ohio Series)

                        Supplement Dated August 24, 2000
                       Prospectus Dated December 23, 1999

   The Board of Trustees of Prudential Municipal Series Fund (the Fund) has recently approved a proposal to exchange the assets and liabilities of Massachusetts Series, North Carolina Series and Ohio Series (each individually, a Series, and collectively, the Series) of the Fund for shares of Prudential National Municipals Fund, Inc. (National Municipals Fund). Class A, B and C shares of the Series would be exchanged at net asset value for Class A shares of equivalent value of National Municipals Fund. Class Z shares of Massachusetts Series would be exchanged at net asset value for Class Z shares of equivalent value of National Municipals Fund.

   The transfer has been approved by the Trustees of the Fund and by the Board of Directors of National Municipals Fund and is subject to approval by the shareholders of the Series. The shareholders' meeting with respect to each Series is scheduled to occur in December 2000. It is anticipated that a proxy statement/prospectus relating to the transactions will be mailed to each Series' shareholders in late October 2000.

   Under the terms of the proposal, shareholders of each Series would become shareholders of National Municipals Fund. No sales charges would be imposed on the proposed transfer. The Fund anticipates obtaining an opinion of its counsel or a ruling from the Internal Revenue Service that the transaction will not result in gain or loss to shareholders of any Series for federal income tax purposes.

   Effective immediately, the Fund will no longer accept orders to purchase or exchange into its shares of any class of any Series, except for (1) certain Retirement and Employee Plans (excluding IRA accounts) that are currently shareholders, and successor or


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related programs and plans, (2) investors who have executed a Letter of Intent prior to August 24, 2000, (3) shareholders who have elected to reinvest dividends and/or distributions and (4) current shareholders participating in automatic investment plans. The current exchange privilege of obtaining shares of other Prudential Mutual Funds and the current redemption rights will remain in effect until the transaction is consummated.

   The investment objective of National Municipals Fund is to seek a high level of current income that is exempt from federal income taxes.